CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS LETTER, AS IDENTIFIED BY THE MARK “[******]” AND BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

November 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Kate Tillan, Assistant Chief Accountant

Re:	Spreadtrum Communications, Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed May 7, 2010
File No. 001-33535

Ladies and Gentlemen:

On behalf of Spreadtrum Communications, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 27, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and filed with the Commission on May 7, 2010, as amended (the “2009 Form 20-F”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

For the Staff’s reference, we are providing by overnight delivery to the Staff a copy of this letter, a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions for which the Company is requesting confidential treatment. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 69

1.	With respect to your responses to prior comment 2, in future filings please disclose the status of the company’s plans regarding the sale or disposal of any parts or products that were reserved.

RESPONSE: The Company respectfully advises the Staff that the Company will disclose the status of the Company’s plans regarding the sale or disposal of any parts or products that were reserved in the Company’s future filings.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-17

2.	Please tell us the payment terms for your sales. Explain why your days’ sales outstanding ratio has been as low as 4 days in the past two and half years and as high as 97 days. Tell us the main factors that cause the significant fluctuations in the ratio. Specifically address why the days sales outstanding ratio was between 66 and 97 days from the third quarter of 2008 to the first quarter of 2009 given that the ratio was 30 days or less in the other quarters.

RESPONSE: The Company respectfully advises the Staff that the Company’s payment terms typically include the following types: 1) cash on delivery (“COD”); 2) for sales without an inspection period, accounts receivable for sales during a calendar month shall be paid [******] except for certain customers with whom the Company has a long-term relationship; 3) for sales without an inspection period, certain customers with whom the Company has a long term relationship are provided with terms requiring payments to be made [******]; 4) for sales subject to an inspection period and acceptance, customers are obligated to make advance payments for goods shipped during a calendar month [******]. Shipment refers to the physical transfer of goods to our customers. As detailed in the Company’s response to the Staff’s prior comment 3, the Company defers the revenue recognition during the inspection period until the acceptance is obtained.

The negotiation of the payment terms with the Company’s customers is primarily based on the cyclicality of the overall semiconductor industry, market competition, popularity of the Company’s products and customers’ credit rating.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

The main factors that caused the significant fluctuations in the days sales outstanding ratio for the different time periods are analyzed below:

First quarter of 2008 to second quarter of 2008:

A significant portion of the sales in these quarters and prior periods were on COD terms. The decrease of COD sales from the first quarter of 2008 to the second quarter of 2008 led to the days sales outstanding ratio to increase from 4 days for the first quarter of 2008 to 21 days for the second quarter of 2008.

Third quarter of 2008 to the first quarter of 2009:

The Chinese semiconductor industry, influenced by the global economic and financial crisis, experienced severe contraction during the period between the third quarter of 2008 to the first quarter of 2009. The Company’s main customers are handset software design houses and distributors who primarily sell to handset manufacturers. The liquidity crunch, a by-product of the global economic and financial crisis, severely impacted the financing capability and operations of these handset manufacturers. The handset manufacturers negotiated with the Company’s main customers to extend the payment terms by an average of two months. In order to maintain a long-term relationship with the Company’s customers and to deal with the global economic and financial crisis, the Company evaluated the market conditions at the time and agreed to extend the payment period for certain customers by approximately two months and temporarily stopped requiring COD payments in September and October 2008. At the same time, the Company was able to negotiate longer payment periods with its major suppliers which allowed the Company flexibility to provide extended payment periods to its customers. Further, as detailed in the Company’s response to the Staff’s prior comment 9, certain types of the Company’s products experienced quality issues which negatively impacted the Company’s image and contributed in part to a decline in its market share and an increase in its warranty costs. Along with other measures designed to improve the Company’s market share, including improving product quality, the Company used the extended payment periods as a marketing tool to regain its market share. The above factors led to the days sales outstanding ratio to increase to 66, 97 and 84 days for the third quarter of 2008, the fourth quarter of 2008 and the first quarter of 2009, respectively.

Given the extended payment term and the impact of the global economic and financial crisis, the Company specifically assessed the recoverability of accounts receivable along with other revenue recognition criteria and concluded the Company’s revenue recognition policy continues to be appropriate and allowance for doubtful accounts were adequate. There were no goods returns, significant receivable provisions or write-offs during these periods.

Second and third quarters of 2009:

China’s semiconductor industry recovered quickly from the global economic and financial crisis starting in the second quarter of 2009 and, during the third quarter of 2009, the performance of the semiconductor industry returned to levels similar to those prior to the global economic and financial crisis. Such recovery was evidenced by increased semiconductor products shipment volume and rising utilization rate of manufacturing facilities. The Company gradually eliminated extended payment periods that had been negotiated with its customers and were part of its market share recovery strategy by the end of the second quarter of 2009. Consequently, the days sales outstanding ratio was reduced to 30 and 18 days in the second quarter of 2009 and the third quarter of 2009, respectively.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

Fourth quarter of 2009 to second quarter of 2010:

Due to market competition, the Company began to offer sales subject to an inspection period and acceptance starting from the fourth quarter of 2009. The payment arrangements for such sales are described in payment term no. 4 in the first paragraph of the Company’s response to the Staff’s comment 2 above. As described above, the Company defers the revenue recognition during the inspection period until the acceptance is obtained. Any payments received prior to revenue recognition are recorded as advances from customers. Since the Company began to offer sales subject to an inspection period, the Company’s customers that were granted such term have promptly made their advance payments. Accordingly, there were minimal accounts receivable balances for such revenue contracts at the end of the fourth quarter of 2009, the first quarter of 2010 and the second quarter of 2010. The increased volume of sales with an inspection period has caused the days sales outstanding ratio to decrease to 18, 9 and 3 days in the fourth quarter of 2009, the first quarter of 2010 and the second quarter of 2010, respectively.

3.	Also, please tell us the terms of your sales prior to the introduction of the quality inspection period, including terms related to returns. Provide us with a rollforward of your sales return reserve for 2008 and the first three quarters of 2009 and your accrued rebate reserve for 2008 and 2009.

RESPONSE: The Company respectfully advises the Staff that prior to the introduction of the quality inspection period, the Company’s revenue arrangements did not include rights of returns, credits or discounts, price protection or other similar privileges. The following table summarizes the major terms of the Company’s sales prior to the introduction of the inspection period:

Shipment terms	[******]

Payment terms	Payment terms varied and were based on separate negotiations with individual customers, as discussed in the Company’s response to the Staff’s comment 2 above.

Transfer of ownership and risks	The ownership and risks of the products were transferred to customers at different stages of delivery depending on the shipment terms as negotiated with the customers.

Right of return and warranty	The Company did not provide the right of return to its customers, but the Company offered a one-year warranty on all of its products and allowed for replacement of defective products under the warranty period.

The Company respectfully advises the Staff that it has not made any sales return reserve because the Company’s revenue arrangement did not provide rights of return. Furthermore, the Company historically did not experience any sales returns, other than for the exchange of defective products according to the warranty clause.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

The following table summarizes the roll forward of accrued rebate reserve for 2008 and 2009. Any outstanding accrued rebates at period end were settled through delivery of free products within [******] after the start of the subsequent period.

Balances of accrued sales rebate (US$)
As of December 31, 2007	—
Accrued sales rebates	2,532,161
Sales rebates provided	(1,419,099)

As of December 31, 2008	1,113,062

Accrued sales rebates	2,254,915
Sales rebates provided	(2,812,240)

As of December 31, 2009	555,737

Note 7. Acquired Intangible Assets, Net, page F-27

4.	With respect to your response to prior comment 8, please respond to the following:

•	Please tell us the rate used to determine the present value of your remaining contractual obligations as of December 31, 2008 and 2009. Refer to FASB ASC 440-10-50-5.

•	Please tell us the discount rate you used to determine the fair value of the technology as of December 31, 2008 and 2009 and explain how you determined that rate.

RESPONSE: The Company respectfully advises the Staff that the rate used by the Company to determine the present value of the remaining contractual obligations as of December 31, 2008 is 5.4%. The provision for loss commitment that was recorded in accrued expenses as of December 31, 2008 was the shortfall between the fair value of the technology to be received compared with the present value of the remaining contractual obligations discounted using 5.4% and the amount paid so far. Upon receipt of the technology in May 2009, the Company recorded the fair value of the technology by applying a 25% discount rate to its projected future cash flows. The discussion on the determination of the 25% discount rate for the fair value is included in the second part of our response below. As of December 31, 2009, the technology is recorded as acquired intangible asset at its carrying value net of the amortization for the period. According to ASC 440-10-50-5, the Company applied its incremental borrowing rate at the date the obligation was entered into, which was 5.4%. In China, as required by law, a company may only borrow funds from or through financial institutions (primarily banks). The borrowing rate is benchmarked to fixed rates mandated by the People’s Bank of China (“PBOC”). The rate that the Company would have incurred to secure the additional borrowing from the commercial banks in China over the period equivalent to the license period remained unchanged during the years ended December 31, 2008 and 2009 at 5.4%.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

The discount rate used by the Company to determine the fair value of the technology as of December 31, 2008 and 2009 was 25%. In addition, as noted above, this rate was also used in May 2009 when the Company recorded fair value of the technology upon receipt. The Company considered the factors from market participant perspectives and included all of the relevant risks associated with the project in determining the appropriate discount rate to be applied in the valuation of the technology. In the process, the Company adopted a two-step approach as follows:

i)	Determine the appropriate discount rate for the underlying business enterprise by using the weighted average cost of capital (“WACC”) approach. Please refer to the following table for the calculation of WACC:

	Calculation Method	As of December 31,
		2008	2009
Cost of equity (Ke)	Cost of equity was calculated based on Capital Asset Pricing Model and market data of listed comparable companies.	20%	20%

Post-tax cost of debt (Kb)	Pre-tax cost of debt is determined using long-term loan rate prevailing in China market.	5.0%	5.1%

Average leverage of guideline companies ratio (L)	Leverage ratio = Debt/(Debt + Equity)	4.4%	5.6%

WACC (rounded)	WACC = Ke*(1-L) + Kb*L	19%	19%

ii)	Determine the appropriate risk premium to be added on the WACC by taking into account the risks inherent in the technology. The Company analyzed the overall market of the product incorporating the technology, performed a benchmark study on the risk profile of the product using this technology to the Company (which was at developmental stage) and determined an additional risk premium of 6.0% should be included in the discount rate as of December 31, 2008 and 2009 given the uncertainty involved in the projections. While the risk premium remained the same for both years, in estimating the future cash flows, the Company’s management also considered other factors, including any potential changes in the business plan, emergence of alternative technology and commercial viability of the underlying technology.

5.	Also, given your response that you had not incorporated the technology into your products, please tell us the basis for revenues underlying your cash flow analysis in 2008 and 2009. In this regard, tell us further about the specific activities that you were undertaking between the date you signed the agreement and through June 2010 with respect to the technology and how those steps were consistent with your assumptions underlying your cash flow analysis in 2008 and 2009.

RESPONSE: The Company respectfully advises the Staff that the Company considered the following major aspects in deriving revenue projection:

i)	Average product research and development time before product commercial shipment (from 2009 to 2011)

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

When making the cash flow analysis in 2008 and 2009, the Company estimated that the commercial shipment of the products incorporating the technology would not happen until 2012. Before a new product can be commercially produced and shipped, it typically takes three to four years to perform research and development, which would typically include the following phases: 1) initial integrated circuit (“IC”) design phase of approximately one year during which the Company’s engineers work out the prototype, architecture and circuit lay-out of the new product; 2) hardware testing phase of approximately half a year to one year during which the Company engages a semiconductor foundry to perform the tape-out process and manufacture a sample chip that incorporates the initial design and the Company performs tests and debugging process of the chip to ensure stable hardware performance; and 3) software testing phase of approximately one year. Software refers mainly to telecommunication protocol stack and related software tests, which include both in-house laboratory tests and outside field tests that usually covers multiple cities. As a result, the Company believes its assumption that it would make the first commercial shipment of the products incorporating the technology in 2012 is reasonable. The Company, therefore, did not expect to derive any revenue from such product prior to 2012 and did not forecast any cash inflows during this period.

ii)	Commercialization of such products (2012 to 2017)

The Company projected that the commercialization and sale of such products will begin in 2012 with an estimated product life cycle of 5 years based on the Company’s experiences with its other products. The Company utilizes market reports and data to project the revenue streams. First, the Company estimated the overall market share of the products incorporating the technology based on market analysis and forecast reports issued by certain renowned independent information technology research and analysis service providers. Second, the Company estimated its market share of products incorporating the technology by referencing its historical market share and growth in the [******] market. Third, the Company performed detailed projections of the average selling prices of the [******] products, by referring to current market prices, price trend projections and market intelligence gathered from its customers. Lastly, considering the uncertainties of revenue projections, the Company applied scenario-based analysis to forecast its revenue and assigned corresponding probabilities on these different scenarios to arrive at the revenue forecast that properly incorporated different scenarios.

In response to the Staff’s comment on activities undertaken by the Company with regard to the technology, the Company has prepared the following table to facilitate the Staff’s review:

Time period	Activities undertaken by the Company
From January 2008 (date of agreement) to May 2009 (when the Company received final delivery of the technology)	The Company assigned a project team in early 2008 to work with engineers from the technology licensor to test the technology and ensure that the technology met all attributes specified in the license agreement. The test time was longer than originally expected and specified in the original agreement. The Company and the licensor mutually entered into the amended agreement to delay both the payment schedule and the final delivery of the technology. Final delivery of the technology occurred in May 2009.

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

From May 2009 to May 2010	As discussed above, new product research and development had commenced and underwent several technical phases. The project team worked on the initial IC design of the prototype and architecture of the new product to incorporate the technology.

From early 2010 to June 2010	The Company began discussions with other interested parties to [******] to produce, market and sell the products incorporating the technology. As the discussions continued into May and June of 2010, it became increasingly clear that the licensed technology was rapidly losing market acceptance, and as a result, the Company provided full valuation allowance on the technology as of June 30, 2010. All of the associated activities have since been terminated.

Acknowledgements

6.	As previously requested, please provide a written statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed electronically on EDGAR a letter (the “Company Statement”) acknowledging that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 20-F; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F; and (c) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company respectfully advises the Staff that it has mailed the original executed copy of the Company Statement directly to the Commission from its offices in Shanghai and a copy of the Company Statement is enclosed with this letter for the Staff’s reference.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY SPREADTRUM COMMUNICATIONS, INC.: SPRD-002

Securities and Exchange Commission

November 10, 2010

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 565-3883 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Valerie Barnett, Esq.

Valerie Barnett, Esq.

Enclosure

cc:	Ida Zhu, Spreadtrum Communications, Inc.
Shannon Gao, Spreadtrum Communications, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.